Exhibit 99.5

Execution Version SUPPORT AGREEMENT This support agreement (the “ Agreement ”) sets out the terms and conditions upon which the signatories hereto (collectively, the “ Supporting Convertible Debentureholders ”), as holders of Convertible Debentures (as defined in the plan of arrangement attached to the management information circular of Just Energy Group Inc . (“ Just Energy ” or the “ Company ”) dated July 17 , 2020 (the “ Plan ”)), acknowledge and agree to the Company’s proposed transaction (the “ Transaction ”) on the terms set forth in the Plan, as amended as of August 25 , 2020 (the “ Amended Plan ”) to reflect the terms set out in the term sheet attached as Schedule “A” hereto (the “ Term Sheet ”) . Capitalized terms used but not otherwise defined herein shall have the meaning given to such terms in the Plan or the Term Sheet, as applicable . In consideration of the mutual covenants and agreements contained in this Agreement and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the Company and each Supporting Convertible Debentureholder covenants and agrees as follows : 1. Acknowledgements, Agreements, Covenants and Consents of the Supporting Convertible Debentureholders In consideration of the matters set forth in this Support Agreement, each Supporting Convertible Debentureholder (severally and not jointly) hereby acknowledges, covenants, consents and agrees : (a) to the Amended Plan (provided that, the amendments made to the Plan as part of the Amended Plan are consistent with this Agreement and the Term Sheet) and the implementation of same pursuant to the CBCA Proceedings, substantially on the terms set out in the Term Sheet, and to any amendments, modifications and/or supplements to the Transaction as may be permitted by the Term Sheet, the Amended Plan and the agreements contemplated by or relating to any of the foregoing ; (b) not to, directly or indirectly, from the date hereof to the date this Support Agreement is terminated : ( i) sell, assign, transfer, encumber, lend, pledge, grant a security interest in, option or otherwise convey or dispose of any of the Convertible Debentures listed on its signature page or any right or interest therein (direct or indirect), or enter into any agreement, contract, or other arrangement with respect to the foregoing in a manner which would prevent or restrict the timely performance of the obligations of the Supporting Convertible Debentureholder hereunder ; provided that any Supporting Convertible Debentureholder may transfer some or all of its Convertible Debentures to : (i) any other fund managed by the Supporting Convertible Debentureholder for which the Supporting Convertible Debentureholder has the voting and investment discretion, including discretionary authority to manage or administer funds, and continues to exercise investment and voting authority with respect to the transferred Convertible Debentures and such Supporting Convertible Debentureholder shall continue to

- 2 - be bound by this Agreement in respect of any such Convertible Debentures, (ii) any other Convertible Debentureholder that enters into a joinder agreement hereto in form and substance satisfactory to Just Energy (a “ Joinder Agreement ”), in which event, the transferor shall be deemed to relinquish its rights (and be released from its obligations) under this Agreement in respect of such transferred Convertible Debentures and the transferee shall be bound by the terms of this Agreement, and (iii) any other Person provided that, in each case, prior to such transfer, such Person has entered into a Joinder Agreement with respect to the transferred Convertible Debentures such that the transferee shall be bound by the obligations under this Agreement, in which event, the transferor shall be deemed to relinquish its rights (and be released from its obligations) under this Agreement in respect of such transferred Convertible Debentures ; or ( ii) deposit any of its Convertible Debentures into a voting trust, or grant (or permit to be granted) any proxies or powers of attorney or attorney in fact, or enter into a voting agreement, understanding or arrangement, with respect to the voting of its Convertible Debentures ; (c) not to take any action, or omit to take any action, that is inconsistent with its obligations under this Support Agreement or that would frustrate, hinder or delay the consummation of the Transaction and the Amended Plan ; (d) not to propose, file, solicit, vote for or otherwise support any alternative offer, restructuring, liquidation, workout or plan of compromise or arrangement or reorganization of or for the Company, including any proceeding under the CBCA, other legislation or otherwise, that is inconsistent with the Transaction and the Amended Plan, except with the prior written consent of the Company ; (e) to vote (or cause to be voted) all of its Convertible Debentures: ( i) in favour of the approval, consent, ratification and adoption of the Amended Plan (and any actions required in furtherance thereof) in accordance with the terms herein ; and ( ii) against the approval, consent, ratification and adoption of any matter or transaction that, if approved, consented to, ratified or adopted could reasonably be expected to delay, challenge, frustrate or hinder the consummation of the Transaction or the Amended Plan, as applicable, and that it shall tender its proxy for any such vote in compliance with the deadlines set forth in the Term Sheet; (f) to the extent that the Supporting Convertible Debentureholder acquires additional Convertible Debentures, such additional Convertible Debentures shall be subject to this Support Agreement and the Supporting Convertible Debentureholder shall vote

- 3 - (or cause to be voted) such additional Convertible Debentures in a manner consistent with this Support Agreement; (g) to support the approval of the Amended Plan and any motion(s) to effectuate the Transaction and the Amended Plan, which support shall not require the attendance at any hearing before the Court in the CBCA Proceedings or the preparation or filing of separate materials with the Court unless the Company and the Majority Ad Hoc Committee of Convertible Debentureholders reasonably determine to do so ; (h) to waive any and all rights it may have to challenge the Transaction or the Amended Plan, so long as such Transaction and Amended Plan are in accordance with the Term Sheet ; ( i) subject to section 2 (g) below, to allow the Company to disclose the existence and factual details of this Support Agreement with respect to any public disclosure, including, without limitation, press releases and court materials, and the filing of this Support Agreement on SEDAR and/or EDGAR and with the Court in connection with the CBCA Proceedings ; and ( j) to execute those documents and perform such commercially reasonable acts that are required to satisfy all of its obligations hereunder. 2. Acknowledgements, Agreements, Covenants and Consents of Just Energy (a) Just Energy consents and agrees to the terms of, and the transactions contemplated by, the Term Sheet . (b) The Amended Plan shall be in a form consistent with the terms of this Agreement and the Term Sheet, and may be further amended, modified and/or supplemented ; provided that, any such amendments, modifications and/or supplements (except for clerical amendments) shall be acceptable to Just Energy and the Majority Ad Hoc Committee of Convertible Debentureholders, each acting reasonably . (c) Just Energy shall diligently pursue the completion of the Transaction in good faith by way of the Amended Plan and in a manner consistent with the terms of this Agreement and the Term Sheet, and shall not take any action (or inaction) that is inconsistent with the terms of this Agreement or the Term Sheet . (d) The Final Order approving the Amended Plan shall be in a form materially consistent with the terms of this Agreement and the Term Sheet, and such order shall be subject to any amendments that are required by the Court . (e) Just Energy shall provide draft copies of the Amended Plan and the Final Order to the Majority Ad Hoc Committee of Convertible Debentureholders with as much opportunity for review and comment thereon as is reasonably practicable in the circumstances, and such Amended Plan and Final Order shall, with respect to matters that relate to the amended consideration payable to the Convertible

- 4 - Debentureholders in accordance with this Agreement and the Term Sheet, be acceptable in form and content to the Majority Ad Hoc Committee of Convertible Debentureholders, acting reasonably . (f) Just Energy will agree to Goodmans LLP appearing in the CBCA Proceedings on behalf of the Ad Hoc Committee of Convertible Debentureholders without the requirement to file a Notice of Appearance . (g) Just Energy acknowledges and agrees that it shall keep confidential the names and amounts of the Convertible Debentures set forth on each Supporting Convertible Debentureholder’s signature page to this Agreement and shall not disclose such information other than (i) to its directors, employees, counsel and advisors that require such information in connection with the Transaction and are advised to keep such information confidential pursuant to the terms hereof, (ii) as required by applicable laws, or (iii) with the consent of the applicable Supporting Convertible Debentureholder(s), provided in each case that Just Energy shall be entitled to disclose the aggregate holdings of the Convertible Debentures of the Supporting Convertible Debentureholders party to this Agreement . (h) Just Energy acknowledges and agrees that, on the Effective Date, it shall pay the fees of Goodmans LLP and Raymond James Ltd . , the advisors to the Ad Hoc Committee of Convertible Debentureholders, in the amount of in the aggregate plus applicable taxes, provided that the Supporting Convertible Debentureholders are continuing to act in accordance with this Agreement and in support of the Transaction and the Amended Plan . 3. Representations and Warranties of the Supporting Convertible Debentureholders Each of the Supporting Convertible Debentureholders hereby represents and warrants (severally and not jointly) to Just Energy that as of the date hereof: (a) it is the sole beneficial owner of the Convertible Debentures in the principal amount(s) set forth on its signature page to this Support Agreement, and it does not own or exercise control or discretion over any other Convertible Debentures ; (b) it has the authority to vote or direct the voting of its Convertible Debentures; (c) it (i) is a sophisticated party with sufficient knowledge and experience to evaluate properly the terms and conditions of this Support Agreement ; (ii) has conducted its own analysis and made its own decision to enter into this Support Agreement ; (iii) has obtained such independent advice in this regard as it deemed appropriate ; and (iv) has not relied in such analysis or decision on any Person other than its own independent advisors ; (d) this Support Agreement has been duly authorized, executed and delivered by it, and, assuming the due authorization, execution and delivery by the other parties hereto, this Support Agreement constitutes a legal, valid and binding obligation of

- 5 - the Supporting Convertible Debentureholder, enforceable against the Supporting Convertible Debentureholder in accordance with its terms, subject to laws of general application and bankruptcy, insolvency and other similar laws affecting creditors’ rights generally and general principles of equity ; (e) it is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization and has all approvals necessary to execute and deliver this Support Agreement and to perform its obligations hereunder ; and (f) it has not deposited any of its Convertible Debentures into a voting trust, or granted (or permitted to be granted) any proxies or powers of attorney or attorney in fact, or entered into a voting agreement, understanding or arrangement, with respect to the voting of its Convertible Debentures where such trust, grant, agreement, understanding, arrangement, lien, charge, encumbrance or similar restriction would reasonably be expected to restrict in any material manner the ability of the Supporting Convertible Debentureholder to comply with its obligations under this Support Agreement . 4. Representations and Warranties of Just Energy Just E n er gy h e r e by re p re s e nt s a nd w a rra n t s to the S uppo r ting Conv er tible Debentureholders that: (a) it has all necessary power, authority, capacity and right to enter into this Agreement and to carry out each of its obligations under this Agreement ; and (b) this Support Agreement has been duly authorized, executed and delivered by it, and, assuming the due authorization, execution and delivery by the other parties hereto, this Support Agreement constitutes a legal, valid and binding obligation of the Company enforceable against it in accordance with its terms, subject to laws of general application and bankruptcy, insolvency and other similar laws affecting creditors’ rights generally and general principles of equity . 5. Except as expressly provided in this Agreement and subject to the stay of proceedings granted by the Court in the CBCA Proceedings, nothing herein is intended to, or does, in any manner, waive, limit, impair, or restrict any rights of the Supporting Convertible Debentureholders or the Company, or the ability of the Supporting Convertible Debentureholders or the Company to protect and preserve their respective rights, remedies and interests (including, with respect to the Supporting Convertible Debentureholders, their claims against Just Energy), and each party fully reserves any and all of its rights . Nothing herein shall be deemed and admission of any kind . 6. This Agreement shall terminate, and be of no force or effect, upon the earlier of the following : (i) the completion of the Transaction pursuant to the Amended Plan ; (ii) a material breach by Just Energy of any of its obligations under this Agreement or the Term Sheet ; (iii) a material breach by any Supporting Convertible Debentureholder of any of its obligations under this Agreement or the Term Sheet ; (iv) the date on which this Agreement

- 6 - is terminated by mutual agreement between Just Energy and the Majority Ad Hoc Committee of Convertible Debentureholders ; or (v) December 31 , 2020 (or such other date as may be agreed by Just Energy and the Majority Ad Hoc Committee of Convertible Debentureholders, each acting reasonably), provided that with respect to a termination event under item (ii), the Majority Ad Hoc Committee of Convertible Debentureholders shall first provide written notice to Just Energy (or to Osler, Hoskin & Harcourt LLP, as counsel to Just Energy) and such termination event shall be subject to a three - day cure period, following which, if such breach is not cured within such three - day period, this Agreement shall terminate without the requirement for any further or other notice, and provided further that with respect to a termination event under item (iii), Just Energy shall first provide written notice to the Majority Ad Hoc Committee of Convertible Debentureholders (or to Goodmans LLP, as counsel to the Ad Hoc Committee of Convertible Debentureholders on the Majority Ad Hoc Committee of Convertible Debentureholders’ behalf) and such termination event shall be subject to a three - day cure period, following which, if such breach is not cured within such three - day period, this Agreement shall terminate without the requirement for any further or other notice . 7. In the event of a breach by Just Energy or any Supporting Convertible Debentureholder of their respective obligations under this Agreement or the Term Sheet (in such case, each a “ Breaching Party ”), the Breaching Party shall forthwith notify the Company and the Majority Ad Hoc Committee of Convertible Debentureholders of any such breach by the Breaching Party of its obligations under this Agreement or the Term Sheet . 8. This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein. 9. Each of the parties understands and agrees that money damages would not be a sufficient remedy for any breach of this Agreement and that the parties shall be entitled to seek specific performance and/or injunctive or other equitable relief as a remedy for any such actual or threatened breach, without proof of actual damages . Such remedy shall not be deemed to be the exclusive remedy for any such breach of this Agreement but shall be in addition to all other remedies available at law or in equity . 10. The Company shall be entitled to rely on written confirmation (which may include email) from Goodmans LLP, on behalf of the Convertible Debentureholders that they represent, that the Majority Ad Hoc Committee of Convertible Debentureholders have agreed, waived, consented to or approved a particular matter pursuant to this Support Agreement . The Supporting Convertible Debentureholders shall be entitled to rely on written confirmation from Osler, Hoskin & Harcourt LLP (which may include email) that the Company has agreed, waived, consented to or approved a particular matter pursuant to this Support Agreement . 11. Time shall be of the essence of this Agreement. 12. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which taken together shall be deemed to constitute one

- 7 - and the same instrument, and it shall not be necessary in making proof of this Agreement to produce more than one counterpart. [ Signature page follows ]

Debt Principal Amount H e ld C u s todian / C D S Participant C$160 Mi ll ion Conve 1 i ib l e D ebenture s [R e da c ted) [R e da c ted) C$100 Mi ll ion Conve 1 i ib l e D ebenture s [R e da c ted) [R e da c ted) T h is Agreement i s dated a s of August 25 , 2020. Name of Suppo1iing Co n ve1iible D ebenture h olde r : [R e d ac ted) Pe r : [R e d ac t e d) Name: Title : Pe r : [R e d ac t e d) Name: Title : Addre ss and e - mail for not i ce: [R e da c ted) [Signature Page t o Sup po1t Agreement]

[Signature Page to Support Agreement] This Agreement is dated as of August 25, 2020. JUST ENERGY GROUP INC. Per : “James Brown” Name: James (Jim) Brown Title: Chief Financial Officer

SCHEDULE “A” JUST ENERGY GROUP INC. RECAPITALIZATION TRANSACTION SUMMARY OF PRINCIPAL TERMS AND CONDITIONS RE: CBCA PLAN AMENDMENTS This term sheet, dated as of August 25 , 2020 (including the schedules attached hereto, the “ Term Sheet ”), describes the principal terms on which Just Energy Group Inc . (“ Just Energy ” or the “ Company ”), 12175592 Canada Inc . and certain affiliates will agree to certain amendments (collectively, the “ Amendments ”) to the restructuring plan (the “ Plan ”) attached to that certain management proxy circular dated July 17 , 2020 , and filed in the proceedings commenced by Just Energy under section 192 of the Canada Business Corporations Act (the “ CBCA ”) before the Ontario Superior Court of Justice (Commercial List) (the “ Court ”) (the “ CBCA Proceedings ”) on July 8 , 2020 . 1 The Amendments will be effectuated pursuant to an amended Plan (the “ Amended Plan ”) in the CBCA Proceedings . Capitalized terms used in this Term Sheet and not otherwise defined shall have the meanings set out in Section V of this Term Sheet . The provisions of this Term Sheet shall become effective on the Effective Date pursuant to the Amended Plan . This Term Sheet is not an offer with respect to any securities or a solicitation of votes with respect to a Plan . This Term Sheet is subject to, among other things, negotiation and execution of definitive documentation . All amounts in this Term Sheet are in Canadian dollars unless otherwise stated . I. AMENDMENTS TO THE PLAN Amendments to the Plan The Amendments shall be implemented pursuant to the Amended Plan in the CBCA Proceedings . The Amendments shall provide that, in addition to the consideration and features in the Plan, on the Effective Date pursuant to the Amended Plan : (a) Just Energy shall pay all accrued and unpaid interest in cash on the Convertible Debentures up to and including the Effective Date ; and (b) in addition to the consideration to be provided to the Convertible Debentureholders as set out in the Plan, each Convertible Debentureholder shall also receive its Pro Rata Share of the New Subordinated Notes as 1 This Term Sheet does not purport to summarize all of the terms, conditions, representations, warranties and other provisions with respect to the transactions referred to herein, which transactions will be entered into on the basis of mutually satisfactory definitive documentation after, among other things, receipt of necessary internal and external approvals .

- 2 - additional consideration for the exchange of its Convertible Debentures pursuant to the Amended Plan. II. IMPLEMENTATION OF THE AMENDMENTS Implementation Subject to the terms of this Term Sheet, the Amendments shall be included in, and implemented pursuant to, the Amended Plan in the CBCA Proceedings . CBCA Timeline and Conditions The actions necessary to structure and implement the Amendments pursuant to the Amended Plan in the CBCA Proceedings shall be completed within the following timeline and subject to the following conditions (which may be waived or amended as agreed by Just Energy and the Majority Ad Hoc Committee of Convertible Debentureholders, each acting reasonably) : (a) Just Energy and the Ad Hoc Committee of Convertible Debentureholders shall agree to the Amendments pursuant to this Term Sheet and Just Energy shall publicly announce the Amended Plan pursuant to this Term Sheet on August 25 , 2020 . The press release shall state that the Ad Hoc Committee of Convertible Debentureholders have agreed to vote in favour of the Amended Plan and the aggregate holdings of the Ad Hoc Committee of Convertible Debentureholders ; (b) the Ad Hoc Committee of Convertible Debentureholders shall vote in favour of the Amended Plan by no later than 6 : 00 p . m . (ET) on August 26 , 2020 ; (c) the Amended Plan shall have been approved by the Court pursuant to a final order by no later than September 21 , 2020 (or such other date as may be agreed by Just Energy and the Majority Ad Hoc Committee of Convertible Debentureholders, each acting reasonably) ; (d) the Amended Plan shall have been implemented by no later than December 31 , 2020 (or such other date as may be agreed by Just Energy and the Majority Ad Hoc Committee of Convertible Debentureholders, each acting reasonably) ; and (e) all conditions and terms set out in the Convertible Debentureholder Support Agreement shall have been satisfied or waived by the appliable parties pursuant to the terms of the Convertible Debentureholder Support Agreement .

- 3 - III. OTHER TERMS AND CONDITIONS OF THE AMENDMENTS Releases The “Released Parties” as defined in the Plan shall be amended as part of the Amended Plan to also include the members of the Ad Hoc Committee of Convertible Debentureholders and their respective current and former directors, officers, managers, partners, employees, financial advisors, legal counsel and agents, each in their capacity as such . Fractional Securities No fractional securities will be issued pursuant to the Amended Plan . Any fractional securities that would otherwise have been issued shall be rounded down to the nearest whole number, with no additional consideration being provided in respect of the rounding down of such fractional securities . Notices All notices, requests, consents and other communications hereunder shall be contained in a written instrument and may be delivered in person or sent by internationally - recognized overnight courier or email . IV. OTHER MATTERS Matters Subject to Approval, Satisfaction or Consent of a Party In this Term Sheet, unless otherwise specifically provided, where matters are subject to the approval, agreement, acceptance, satisfaction and/or consent of a party, such matters shall be subject to such party acting reasonably . The Company shall be entitled to rely on written confirmation (which may include email) from Goodmans LLP, on behalf of the Convertible Debentureholders that they represent, that the Ad Hoc Committee of Convertible Debentureholders or the Majority Ad Hoc Committee of Convertible Debentureholders, as applicable, have agreed, waived, consented to or approved a particular matter pursuant to this Term Sheet . The Ad Hoc Committee of Convertible Debentureholders shall be entitled to rely on written confirmation from Osler, Hoskin & Harcourt LLP (which may include email) that the Company has agreed, waived, consented to or approved a particular matter pursuant to this Term Sheet . U.S. Securities Law The New Subordinated Notes shall be exempt from the registration requirements of the U . S . Securities Act of 1933 , as amended, pursuant to Section 4 (a)(2) thereof or Regulation S or Regulation D thereunder, as the case may be . Any New Subordinated Notes issued in the United States or to U . S . persons (within the meaning of Regulation S) will be subject to applicable U . S . resale restrictions . Governing Law This Term Sheet shall be governed by the laws of the Province of Ontario and the laws of Canada applicable therein.

- 4 - V. DEFINITIONS $100 Million Convertible Debentures “ $ 100 Million Convertible Debentures ” means the $ 100 , 000 , 000 aggregate principal amount of 6 . 75 % convertible unsecured senior subordinated debentures of the Company maturing March 21 , 2023 , issued on February 22 , 2018 , pursuant to the $ 100 Million Debenture Indenture . $100 Million Debenture Indenture “ $ 100 Million Debenture Indenture ” means the trust indenture made as of February 22 , 2018 between the Company and the $ 100 Million Debenture Trustee, as may be supplemented, amended or restated from time to time . $100 Million Debenture Trustee “ $100 Million Debenture Trustee ” means Computershare as trustee under the $100 Million Debenture Indenture. $160 Million Convertible Debentures “ $ 160 Million Convertible Debentures ” means the $ 160 , 000 , 000 aggregate principal amount of 6 . 75 % convertible unsecured senior subordinated debentures of the Company maturing December 31 , 2021 , issued on October 5 , 2016 , pursuant to the $ 160 Million Debenture Indenture . $160 Million Debenture Indenture “ $ 160 Million Debenture Indenture ” means the trust indenture made as of October 5 , 2016 between the Company and the $ 160 Million Debenture Trustee as may be supplemented, amended or restated from time to time . $160 Million Debenture Trustee “ $160 Million Debenture Trustee ” means Computershare as trustee under the $160 Million Debenture Indenture. Ad Hoc Committee of Convertible Debentureholders “ Ad Hoc Committee of Convertible Debentureholders ” means, collectively, those Convertible Debentureholders represented by Goodmans LLP, as legal counsel, as of the date of this Term Sheet, as confirmed to Osler, Hoskin & Harcourt LLP, on behalf of the Company, by Goodmans LLP, in writing on the date of this Term Sheet . Convertible Debenture Documents “ Convertible Debenture Documents ” means, collectively: (i) the $160 Million Debenture Indenture, (ii) the $100 Million Debenture Indenture, and (iii) all related documentation. Convertible D e b e n t u re h ol d e r “ Convertible Debentureholder ” means a holder of Convertible Debentures. Convertible Debentureholder Support Agreement “ Convertible Debentureholder Support Agreement ” means the support agreement (and all schedules and exhibits thereto) among Just Energy and certain Convertible Debentureholders dated August 25 , 2020 , as the same may be amended or restated from time to time in accordance with its terms .

- 5 - Convertible Debentures “ Convertible Debenture s” means, collectively, the $160 Million Convertible Debentures and the $100 Million Convertible Debentures. Effective Date “ Effective Date ” shall have the meaning given to such term in the Plan. Majority Ad Hoc Committee of Convertible Debentureholders “ Majority Ad Hoc Committee of Convertible Debentureholders ” means Ad Hoc Committee of Convertible Debentureholders holding a majority of the Convertible Debentures held by all Ad Hoc Committee of Convertible Debentureholders as at the applicable time . New Subordinated Notes “ New Subordinated Notes ” means the new subordinated notes to be issued by Just Energy on the Effective Date pursuant to the New Subordinated Notes Indenture and allocated among the Convertible Debentureholders in a principal amount equal to their applicable Pro Rata Share, which shall be in an aggregate principal amount of $ 15 million and shall (i) be denominated in Canadian dollars, (ii) have a 6 - year maturity, (iii) have an annual interest rate of 7% , which shall be payable semi - annually in kind, (iv) be callable by Just Energy at any time at par plus accrued interest for cash (with no call protections), (v) require Just Energy to offer to repurchase the New Subordinated Notes at a price equal to 101 % of par upon a change of control, (vi) require unanimous holder consent to any amendment to the maturity date, the principal, the interest rate, or the amount or timing of payment of principal or interest, (vii) not provide for a conversion right into equity of Just Energy or any of its affiliates, (viii) not be listed for trading on any securities exchange, (ix) be subordinated to the Obligations under the Credit Agreement and the New Term Loans (each as defined in the Plan) in all respects (in the same manner and on the same terms as contained in the Convertible Debenture Documents, including Article 5 of the $ 100 Million Debenture Indenture and $ 160 Million Debenture Indenture, respectively), (x) not be secured against any assets or property of Just Energy or any of its direct or indirect subsidiaries, (xi) not be guaranteed by any direct or indirect subsidiary of Just Energy ; and (xii) except as provided in the foregoing, shall be substantially similar to the terms of the Convertible Debentures, or as otherwise agreed by Just Energy, the Term Loan Debtholders and the Majority Ad Hoc Committee of Convertible Debentureholders, each acting reasonably . New Subordinated Notes Indenture “ New Subordinated Notes Indenture ” means the indenture pursuant to which the New Subordinates Notes shall be issued. Pro Rata Share “ Pro Rata Share ” means, with respect to each Convertible Debentureholder, the percentage that the principal amount of Convertible Debentures held by such Convertible Debentureholder bears to the total principal amount of Convertible Debentures held by all Convertible Debentureholders immediately prior to the Effective Time (as defined in the Plan) .

- 6 - Term Loan Debtholders “ Term Loan Debtholders ” shall have the meaning given to such term in the Plan.